Filed pursuant to Rule 424(b)(3)

Registration No. 333-132608

PROSPECTUS SUPPLEMENT NO. 1

PROSPECTUS SUPPLEMENT NO. 1 DATED JULY 7, 2006

TO PROSPECTUS DATED APRIL 18, 2006

DUSKA THERAPEUTICS, INC.

This prospectus supplement updates and amends certain information in our prospectus dated April 18, 2006 that was declared effective by the Securities and Exchange Commission on April 19, 2006. This prospectus supplement amends the prospectus dated April 18, 2006 to reduce the number of selling security holders and the number shares registered for reoffer and resale under the prospectus. The prospectus, as updated by this supplement, relates to the reoffer and resale, from time to time, of up to 520,000 issued and outstanding shares of our common stock that are owned by the selling security holders. For a list of all selling security holders, please see “Selling Securityholders” on page 54 of the prospectus, as updated by this supplement. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this prospectus supplement together with the prospectus.

Our common stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol DSKT. As of July 6, 2006, the last bid price of our common stock was $0.16 per share.

The shares included in the prospectus, as updated by this prospectus supplement, may be reoffered and resold directly by the selling securityholders in accordance with one or more of the methods described in the plan of distribution, which begins on page 56 of the prospectus, as updated by this prospectus supplement. We will not control or determine the price at which a selling securityholder decides to sell its shares. Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available.

You should understand the risks associated with investing in our common stock. Before making an investment, read the “Risk Factors,” which begin on page 4 of the prospectus, as updated by this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

All information provided in this prospectus supplement is current as of July 7, 2006, unless otherwise indicated.

The following discussion amends and updates information set forth in the “Overview of Our Current and Proposed Product Candidates Under Development” on page 2 of the prospectus:

Update of the ATPace™ Product Development Plan

The rate of patient enrollment in our ATPace™ Phase II trial to date has been slower than we had originally anticipated. Therefore, we have temporarily suspended the enrollment of patients into the trial, effective as of March 27, 2006, and as we announced in the Company’s most recent Annual Report on Form 10-KSB, we have considered revising aspects of the trial protocol, the addition of sites outside of the U.S., as well as alternative strategies. Accordingly, we asked our Clinical Research Organization (CRO) to assess the feasibility of filing for New Drug Application (NDA) for ATPace™ as a therapeutic drug for the acute management of proxysmal supraventricular tachycardia under section 505(b)(2) of the FDA. Following an in-depth analysis, the CRO has just notified us that “505(b)(2) application is a potential route to approval, however, only under certain conditions”. Together with the CRO, a program has been designed for meeting these conditions as specified by the CRO. Duska has already taken the preliminary steps in implementing this program.

Update of the Aspirex™ Product Development Plan

The Company has recently offered an internationally recognized leader in the field of clinical bronchoprovocation (challenging the airways) the position of Clinical Director of the Aspirex™ development program. This clinician has favorably considered our invitation; when this clinician joins Duska’s team, the company intends to approach the FDA with its proposed development pathway for Aspirex™ in preparation for the submission of an IND application.

Update of the Potential Applications for Our Technology

As we disclosed in our most recent Annual Report on Form 10-KSB, in addition to our current and proposed product candidates that are in various stages of active development, we have a pipeline of potential diagnostic and therapeutic agents based on the modulation of the cellular mechanisms controlled by P2 receptors, which regulate cellular function, referred to as P2R signal transduction.

These applications include Primastrene™, a proposed drug for the treatment of asthma, and an oral formulation of ATP currently in early stages of pre-clinical development.

We continue to have discussions with several big pharmaceutical companies regarding potential collaboration in the development of Vagonixen™ and Ocuprene™.

We believe that our current cash balances will only be sufficient to fund our planned level of operations through September 2006. We believe that we will need to obtain at least $2,500,000 of additional funds by September 30, 2006 in order to fund our operations through August 2007. Additional funds beyond that amount would be required if we are successful in our attempts to license a small molecule that could serve as a Vagonixen™-drug candidate from a large pharmaceutical company.

The following discussion replaces in its entirety the information set forth on page 3 of the prospectus:

The Offering

We recently completed a private placement of $130,000 of our common stock with several accredited investors pursuant to which we issued 520,000 shares of our common stock at $0.25 per share.

This offering involves 520,000 shares of our common stock issued or issuable to the selling securityholders.

Common stock by the selling securityholders	520,000 issued and outstanding shares

Common stock currently outstanding	21,072,801 shares(1)

OTC Bulletin Board Trading Symbol	DSKT

Risk Factors	An investment in common stock involves significant risks. See “Risk Factors” beginning on page 4 to the prospectus, as updated by this prospectus supplement.

(1)	Does not include 4,608,000 shares of common stock issuable upon the exercise of outstanding options (with exercise prices ranging from $1.00 per share to $2.25 per share) and 10,775,801 shares of common stock reserved upon exercise of currently issued and outstanding warrants. Includes 520,000 shares registered under this prospectus supplement.

The following discussion replaces in its entirety the information set forth under the risk factor “Substantial sales of common stock could cause our stock price to fall” on page 17 of the prospectus:

As of June 26, 2006, we had 21,072,801 shares of common stock outstanding. In the past year, the average daily trading volume of our shares has been extremely low, and there have been many days in which no shares were traded at all. As a result of the registration of the shares included in this prospectus supplement, an additional 520,000 shares of our currently outstanding common stock will be able to be freely sold on the market. Because of the limited trading volume, the sudden release of 520,000 additional freely trading shares included in this prospectus supplement onto the market, or the perception that the shares will or could come on to the market, could have an adverse effect on the trading price of the stock. No prediction can be made as to the effect, if any, that sales of the shares included in this prospectus supplement, or the availability of such shares for sale, will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing market prices for our common stock and could impair our ability to raise capital through the sale of our equity securities.

The following discussion and table replaces in its entirety the information set forth under “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” set forth on pages 52 and 53 of the prospectus:

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of June 19, 2006 (a) by each person known by us to own beneficially 5% or more of any class of our common stock, (b) by each of our Named Executive Officers and our directors and (c) by all executive officers and directors of this company as a group. As of June 19, 2006, there were 21,072,801 shares of our common stock issued and outstanding (including 119,171 shares issued to Cato Research Ltd. as described in Note 5 to the Consolidated Financial Statements). Unless otherwise noted, (i) the address of each of the persons shown is c/o Duska Therapeutics, Inc., Two Bala Plaza, Suite 300, Bala Cynwyd, Pennsylvania 19004 and (ii) we believe that all persons named in the table have sole voting and investment power with respect to all the shares beneficially owned by them.

Name and Address of Beneficial Owner	Shares Beneficially Owned(1)		Percentage of Class
Amir Pelleg, Ph.D.	5,227,036	(2)	23.4%
John N. Kapoor, Ph.D.	5,643,864	(3)	22.4%
Manfred Mosk, Ph.D.	4,748,036	(4)	21.3%
Sanford J. Hillsberg	3,301,272	(5)	15.2%
Marie Sciocchetti	140,000	(6)	0.7%
David Benditt, M.D.	125,000	(7)	0.6%
Wayne R. Lorgus	12,500	(7)	0.1%
Jane F. Kinsel, Ph.D.	0		*
Donald Alan McAfee, Ph.D.	0		*
All current executive officers and directors as a group (six persons)	5,364,536	(8)	20.1%

*	Less than 0.1%.
(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days are deemed outstanding, including for purposes of computing the percentage ownership of the person holding such option, warrant or convertible security, but not for purposes of computing the percentage of any other holder.

(2)	Includes 1,249,918 shares subject to presently exercisable warrants and options.
(3)	With the exception of 140,000 shares subject to options held by Dr. Kapoor, all of the shares shown are held by Dr. Kapoor’s trust, of which Dr. Kapoor is trustee. Includes 4,095,815 shares subject to presently exercisable warrants. Dr. Kapoor resigned as a director effective June 30, 2006.
(4)	Includes 85,836 shares, including 27,918 shares subject to presently exercisable warrants, owned of record by Technomedics Management & Systems, Inc. of which Dr. Mosk is the controlling stockholder. Also includes an additional 1,147,000 shares subject to presently exercisable options. Dr. Mosk’s address is P.O. Box 3207, Redondo Beach, CA 90227.
(5)	Includes 49,200 shares owned of record by the Hillsberg Family Trust, of which Mr. Hillsberg is a co-trustee. Also includes 582,000 shares subject to presently exercisable options. Excludes 321,836 shares, including 282,918 shares subject to presently exercisable options and warrants, owned beneficially by Troy & Gould Professional Corporation of which Mr. Hillsberg is a member and shareholder. Mr. Hillsberg’s address is c/o Troy & Gould Professional Corporation, 1801 Century Park East, 16th Fl, Los Angeles, CA 90067-2367.
(6)	Ms. Sciocchetti resigned from her position effective April 14, 2006. All of the shares shown are subject to presently exercisable options.
(7)	All of the shares shown are subject to presently exercisable options.
(8)	Includes 1,387,418 shares subject to presently exercisable warrants and options.

The following discussion and table replaces in its entirety the information set forth under “SELLING SECURITYHOLDERS” set forth on pages 54 through 56 of the prospectus:

Selling Securityholder Table

The shares to be offered by the selling securityholders were acquired in connection with a private placement in which selling securityholders acquired an aggregate 520,000 shares of our common stock. The shares offered pursuant to this registration statement are “restricted” securities under applicable federal and state securities laws and are being registered under the Securities Act of 1933, as amended (the “Securities Act”), to give the selling securityholders the opportunity to publicly sell these shares. This prospectus supplement is part of a registration statement on Form SB-2 filed by us with the Securities and Exchange Commission under the Securities Act covering the resale of such shares of our common stock from time to time by the selling security holders. No estimate can be given as to the amount or percentage of our common stock that will be held by the selling securityholders after any sales made pursuant to this prospectus because the selling securityholders are not required to sell any of the shares being registered under the prospectus. The following table assumes that the selling securityholders will sell all of the shares listed in this prospectus supplement.

The following table sets forth the beneficial ownership of the selling securityholders. The term “selling securityholder” or “selling securityholders” includes the stockholders listed below and their respective transferees, assignees, pledges, donees or other successors. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days are deemed outstanding, including for purposes of computing the percentage ownership of the person holding the option, warrant or convertible security, but not for purposes of computing the percentage of any other holder.

	Beneficial Ownership Before Offering				Beneficial Ownership After Offering
	Number of Shares	Percent(1)	Number of Shares Being Offered		Number of Shares	Percent(1)
Alexander & Judith Angerman, TTE Angerman Trust	600,000	2.8%	200,000	(2)	400,000	1.9%
Leslie J. Friedman & Stanley J. Friedman, Jr. Ten WROS	214,000	1.0%	140,000	(3)	94,000	0.4%
Thomas G. Walsh	250,000	1.2%	100,000	(4)	150,000	0.7%
Robert DeSilverio	40,000	0.2%	40,000		0	*
Amir Ghanbarinia	40,000	0.2%	40,000		0	*

(1)	Assumes 20,872,801 shares of common stock are outstanding immediately before and immediately after the offering.

(2)	Does not include 200,000 shares of our common stock owned by Alexander & Judith Angerman, TTE Angerman Trust and 200,000 shares of our common stock issuable upon exercise of warrants issued to Alexander & Judith Angerman, TTE Angerman Trust in connection with the August 2004 merger. Alexander Angerman and Judith Angerman, Trustees, have voting and investment control over the securities owned by the Angerman Family Trust.
(3)	Does not include 49,000 shares of our common stock owned by Leslie J. Friedman & Stanley J. Friedman, Jt. Ten WROS and 25,000 shares of our common stock issuable upon exercise of warrants.
(4)	Does not include 50,000 shares of our common stock owned by Thomas J. Walsh and 100,000 shares of our common stock issuable upon exercise of warrants.

The information in the above table is as of the date of this prospectus supplement. Information concerning the selling securityholders may change from time to time and any such changed information will be described in supplements to this prospectus if and when necessary.

Relationships with Selling Securityholders

Certain of the selling securityholders are our existing stockholders who acquired their securities from us in one or more private placements prior to or in connection with the August 2004 merger with Duska Scientific. None of such selling securityholders have had any position, office, or other material relationship (other than as purchasers of securities) with us or any of our affiliates within the past three years.

This prospectus supplement includes the Company’s Current Report on Form 8-K as filed with the SEC on June 26, 2006:

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 6, 2006

Duska Therapeutics, Inc.

(Exact Name of Registrant as Specified in Charter)

Nevada	000-33023	86-0982792
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Two Bala Plaza, Suite 300, Bala Cynwyd, Pennsylvania	19004
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (610) 660-6690

Former Name or Former Address, if Changed Since Last Report:

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On March 6, 2006, and as previously reported on its Current Report on Form 8-K filed on March 9, 2006, Duska Therapeutics, Inc. (the “Company”) entered into subscription agreements with accredited investors providing for the purchase of an aggregate $2,000,000 of its common stock in connection with a private placement (the “Private Placement”). The Private Placement provided for the sale of up to 8,000,000 shares of the Company’s common stock at $0.25 per share. The investors placed funds or checks representing an aggregate of $2,000,000 with an escrow agent (the “Escrowed Funds”) and the Escrowed Funds were to be released to the Company if and when a registration statement covering the resale of such shares was declared effective by the Securities and Exchange Commission (“SEC”). Such registration statement on Form SB-2/A was declared effective by the SEC on April 19, 2006 and the Company sought to close the Private Placement and have the funds released from escrow.

Payments received from Private Placement subscribers to 4,000,000 shares, for a commitment of $1,000,000, did not clear and, as a result, the Company offered those subscribers whose payments were received the option to rescind their subscriptions and receive refunds of their payments. Subscribers for 3,480,000 shares in the amount of $870,000 notified the Company of their decision to rescind their subscriptions (the “Rescinding Subscribers”). As a result, when the Company receives the Rescinding Subscribers’ stock certificates, $870,000 of the Escrowed Funds will be returned to the Rescinding Subscribers.

After returning the applicable Escrowed Funds to the Rescinding Subscribers, the Company issued 520,000 shares of common stock and raised $130,000 in proceeds from the Private Placement.

Item 3.02. Unregistered Sales of Equity Securities.

The information reported in Item 1.01 of this Report is hereby incorporated by reference. The common stock was offered and sold in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, which exemption is based upon in part the accuracy of the representations and warranties made by the subscribers in the Private Placement.

Item 8.01. Other Events.

In connection with the option to rescind subscriptions to the Private Placement, the Company provided the Private Placement subscribers with a letter containing the following information constituting material updates to the Company’s business:

Update of the ATPace™ Product Development Plan

The rate of patient enrollment in our ATPace™ Phase II trial to date has been slower than we had originally anticipated. Therefore, we have temporarily suspended the enrollment of patients into the trial, effective as of March 27, 2006, and as we announced in the Company’s most recent Annual Report on Form 10-KSB, we have considered revising aspects of the trial protocol, the addition of sites outside of the U.S., as well as alternative strategies. Accordingly, we asked our Clinical Research Organization (CRO) to assess the feasibility of filing for New Drug Application (NDA) for ATPace™ as a therapeutic drug for the acute management of proxysmal supraventricular tachycardia under section 505(b)(2) of the FDA.

Following an in-depth analysis, the CRO has just notified us that “505(b)(2) application is a potential route to approval, however, only under certain conditions”. Together with the CRO, a program has been designed for meeting these conditions as specified by the CRO. Duska has already taken the preliminary steps in implementing this program.

Update of the Potential Applications for Our Technology

As we disclosed in our most recent Annual Report on Form 10-KSB, in addition to our current and proposed product candidates that are in various stages of active development, we have a pipeline of potential diagnostic and therapeutic agents based on the modulation of the cellular mechanisms controlled by P2 receptors, which regulate cellular function, referred to as P2R signal transduction.

These applications include Aspirex™, a drug that induces airway spasms and cough that can be used as a clinical tool for the differential diagnosis between COPD and asthma, as well as monitoring the efficacy of a given therapy in the management of patients with these diseases.

The Company has recently offered an internationally recognized leader in the field of clinical bronchoprovocation (challenging the airways) the position of Clinical Director of the Aspirex™ development program. This clinician has favorably considered our invitation; if and when this clinician joins Duska’s team, the company intends to approach the FDA with its proposed development pathway for Aspirex™ in preparation for the submission of an IND application.

We continue to have discussions with several big pharmaceutical companies regarding potential collaboration in the development of Vagonixen™ and Ocuprene™.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

DUSKA THERAPEUTICS, INC.

By:	/s/ Amir Pelleg, Ph.D.
Amir Pelleg, Ph.D.
President

Dated: June 26, 2006